FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Via 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

ANNUAL SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted at its meeting held on March 8, 2006, holders of Telefonos de Mexico, S.A. de C.V. shares, are called to the Annual Shareholders Meeting that will be held on April 27, 2006 at 10:45 a.m. at the "Veronica" Auditorium located at Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

ANNUAL MEETING

AGENDA

  Presentation and, if applicable, approval of the report of the Board of Directors concerning the Company's performance and operations for the fiscal year ended December 31, 2005; of the financial statements as of that date; and of the Statutory Auditor's report, in accordance with the terms of Article 172 of the "Ley General de Sociedades Mercantiles". Resolutions in this matter.

  Presentation and, if applicable, approval of a cash dividend of $0.41 Mexican pesos per outstanding share in four equal payments of $0.1025 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico since June 22, 2006, since September 21, 2006, since December 21, 2006 and since March 22, 2007, respectively. Resolutions in this matter.

  Ratification, if applicable, of the activities of the Board of Directors for the fiscal year 2005 and, expressly several resolutions adopted at its meeting held on February 9, 2005. Resolutions in this matter.

  Appointment or ratification, if applicable, of members of the Board of Directors, Executive Committee and Statutory Auditors, including adoption of resolutions related to compensation for Board members and auxiliary Committees of the Board, and other ancillary matters related there of

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 26, 2006 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings pursuant to Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda will be immediately available and free of charge to shareholders. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the listed Company, document that will be available to brokers that prove they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 5, 2006

Sergio Medina Noriega

Secretary of the Board of Directors

---------------------------------------------------------------------------------------

TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

SPECIAL SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted at its meeting held on March 8, 2006, holders of Telefonos de Mexico, S.A. de C.V. series "L" shares, are called to the Special Shareholders Meeting that will be held on April 27, 2006 at 10:30 a.m. at the "Veronica" Auditorium located at Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

I. Appointment or ratification if applicable, of Board Members to be appointed by holders of Series "L" Shares. Resolutions in this matter.

II. Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 26, 2006 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution, or with a Mexican broker to the Company. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings pursuant to Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda will be immediately available and free of charge to shareholders. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the listed Company, document that will be available to brokers that prove they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 5, 2006

Sergio Medina Noriega

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2006.	TELEFONOS DE MEXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Telefonos de Mexico, S.A. de C.V. - CALLING FOR TELMEX'S ANNUAL AND SPECIAL SHAREHOLDERS MEETINGS APRIL 5, 2006